Exhibit 99.1

Summit Therapeutics plc

(“Summit” or the “Company”)

AWARD OF SHARE OPTIONS

Oxford, UK, 24 June 2016 – Summit Therapeutics plc (AIM: SUMM, NASDAQ: SMMT), the drug discovery and development company advancing therapies for Duchenne muscular dystrophy and C. difficile infection, announces that on 23 June 2016 it granted share options over 250,000 new ordinary shares of 1p nominal value (“Shares”) at an exercise price of 105.0 pence per Share to the Company’s Chief Financial Officer, Erik Ostrowski. These options will vest in full on 23 June 2019 subject to achievement of performance conditions pertaining to certain corporate and programme development milestones. These options will lapse in full if the performance conditions are not met by 23 June 2019.

The Company has also granted share options over 1,307,000 new Shares at an exercise price of 105.0 pence per Share to other employees of the Company. These options will vest in nine equal tranches on a quarterly basis from 23 June 2017 and will vest in full on 23 June 2019.

The above exercise price is the mid-market closing price of Summit’s Shares on 23 June 2016.

The Company’s Chief Executive Officer, Glyn Edwards, has also been granted nominal-cost share options over 110,576 new Shares. As detailed in the Directors’ Remuneration Report in the Company’s Annual Report and Accounts for 2015/16, this option grant is part the bonus awarded to Mr Edwards in recognition of achievement of Company performance objectives during the year ended 31 January 2016. Prior to the assessment of the bonus, the Remuneration Committee agreed with Mr Edwards for the bonus to be equally split between a cash payment (paid in February 2016) and a future grant of nominal cost share options. These options are subject to no further performance conditions and will become exercisable from 21 July 2016.

Each of these option awards have been made under the Company’s 2016 Long Term Incentive Plan.

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For more information, please contact:

Summit Therapeutics Richard Pye (UK office) Erik Ostrowski (US office)	Tel: +44 (0)1235 443 951 +1 617 294 6607

Cairn Financial Advisers LLP (Nominated Adviser) Liam Murray / Tony Rawlinson	Tel: +44 (0)20 7148 7900